650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

March 15, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Maxwell Technologies, Inc.

Schedule TO-T

Filed February 20, 2019 by Tesla, Inc. and Cambria Acquisition Corp.

File No. 005-34398

Ladies and Gentlemen:

On behalf of our client, Tesla, Inc. (“Tesla” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 4, 2019, relating to the above referenced Tender Offer Statement on Schedule TO-T (the “Schedule TO”). We are concurrently submitting via EDGAR this letter and a revised Schedule TO. For the Staff’s reference, we have included both a clean copy of Amendment No. 1 to the Schedule TO (“Amendment No. 1”) and a copy marked to show all changes from the version filed on February 20, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

Schedule TO

General

1.

Page 27 of the associated prospectus filed with the Form S-4 registration statement contains forward-looking information. The Private Securities Litigation Reform Act of 1995, by its terms, does not extend “safe harbor” protections to forward-looking statements made in connection with tender offers. Accordingly, the forward-looking statements included within the Offer to Exchange cannot be determined to have been made “within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.” Please revise.

In response to the Staff’s comment, the Company has revised its disclosure on page 28 of the associated prospectus filed with the Registration Statement on Form S-4 (the “Offer to Exchange”) to remove the reference to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

AUSTIN    BEIJING    BOSTON    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

March 15, 2019

Item 4.	Terms of the Transaction

2.

In multiple locations throughout the Offer to Exchange, the disclosure indicates that the decisions made by Tesla and the Offeror will be final and binding “to the extent permitted by law.” Notwithstanding the tacit acknowledgment that all decisions made might not actually be “final and binding”, please revise to remove the implication that shareholders cannot challenge the decisions made by Tesla and the Offeror in a court of competent jurisdiction.

In response to the Staff’s comment, the Company has revised its disclosure on pages 49, 51 and 52 of the Offer to Exchange to clarify that stockholders can challenge the decisions made by the Company and Cambria Acquisition Corp. in a court of competent jurisdiction.

3.

In multiple locations throughout the Offer to Exchange, the pricing formula has been summarized in a way that indicates the fraction of a share of Tesla common stock to be received will be partially derived from certain Tesla trading prices observed over the five consecutive trading days “ending on and including the second trading day immediately preceding the expiration of the offer...” Disclosure at page 50 similarly indicates that the “exchange ratio will be fixed at the close of business on the second trading day prior to the expiration date of the offer.” Given that the term “expiration date” has been defined to mean an exact time, and that time is currently 11:59 p.m. on March 19, 2019, March 19 is, at a minimum, a trading day that precedes expiration of the offer and thus arguably also is a trading day that precedes the “expiration date” under the cited definition. Consequently, the current formulation may be interpreted to mean the final exchange ratio will be fixed at the close of business on March 18, 2019, which is currently one business day before the offer is scheduled to expire. Please revise to remove the implication that Tesla is seeking to establish the final exchange ratio one business day before the tender offer expires, or advise.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 2, 12, 24, 30 and 60 of the Offer to Exchange to clarify the determination of the final exchange ratio.

4.

The disclosure at page 53 of the associated prospectus filed with the Form S-4 registration statement indicates that the conditions are for “the sole benefit of Tesla and the Offeror and may be asserted by Tesla or the Offeror regardless of the circumstances giving rise to any such conditions...” Conditions that are subjectively determinable and otherwise within the control of the bidders may result in the tender offer being deemed illusory and thus made in contravention of Section 14(e). Please revise to remove the implication that the offer conditions may be triggered by action or inaction of Tesla and the Offeror.

In response to the Staff’s comment, the Company has revised its disclosure on page 56 of the Offer to Exchange to clarify the offer conditions.

Securities and Exchange Commission

March 15, 2019

Item 10.	Financial Statements

5.

Financial information may only be incorporated by reference to the extent the required information has been filed as, and included within, an exhibit to Schedule TO. To the extent the information required by Item 1010(a) of Regulation M-A has been incorporated by reference from the prospectus filed under cover of the Form S-4 registration statement, the prospectus would have needed to have explicitly included all of the specified information as distinguished from incorporating such information by reference. Please revise to include the required information as an exhibit, or advise. See General Instruction F to Schedule TO.

In response to the Staff’s comment, the Company has revised its disclosure set forth in “Item 10. Financial Statements” and “Item 12. Exhibits” of Amendment No. 1 to expressly include the financial information that is incorporated by reference into the Schedule TO as an exhibit to the Schedule TO, pursuant to General Instruction F.

6.

Please advise us, with a view towards revised disclosure, whether the presentation titled “Selected Historical Consolidated Financial Information of Tesla” conforms to disclosure standards other than those codified under Item 1010(c) of Regulation M-A. For example, no distinction has been drawn between current or non-current assets or liabilities as required under Item 1010(c)(1) of Regulation M-A. To the extent that the financial information required by Item 1010(a) of Regulation M-A continues to be incorporated by reference into the Schedule TO, however, these required disclosures must be summarized in accordance with Item 1010(c) of Regulation M-A in the Offer to Exchange. See Instruction 6 to Item 10 of Schedule TO. Unless the financial statements required by Item 10 of Schedule TO and corresponding Item 1010(a) of Regulation M-A already have been printed and delivered to Maxwell security holders, please revise to comply with Item 1010(c), including disclosure of the ratio of earnings to fixed charges computed in a manner consistent with Item 503(d) of Regulation S-K for the two most recent fiscal years and the interim periods provided under Item 1010(a)(2) of Regulation M-A. Refer to Item 1010(c)(4) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the tables in the section entitled “Selected Historical Consolidated Financial Information of Tesla” set forth on pages 20 and 21 of the Offer to Exchange, as incorporated by reference in “Item 10. Financial Statements” of the Schedule TO, (the “Selected Financial Information”) to conform to the disclosure standards codified under Item 1010(c) of Regulation M-A. Accordingly, the Company has updated the Selected Financial Information to incorporate the information required under Items 1010(c)(1), (2), (3) and (5) of Regulation M-A. The Company respectfully advises the Staff that Item 1010(c)(6) of Regulation M-A is not applicable to the Company. Further, in accordance with the Company’s discussions with the Staff, the Company has not included disclosure of a ratio of earnings to fixed charges in the Offer to Exchange or the Schedule TO, previously required under Item 1010(c)(4), in accordance with the Staff’s Final Rule Release No. 33-10532, Disclosure Update and Simplification, issued on August 17, 2018.

* * * *

Securities and Exchange Commission

March 15, 2019

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark B. Baudler

Mark B. Baudler

cc:	Jonathan A. Chang, Tesla, Inc.

M. Yun Huh, Tesla, Inc.

Rakhi I. Patel, Tesla, Inc.

Michael S. Ringler, Wilson Sonsini Goodrich & Rosati P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati P.C.